UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Compellent Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20452A 10 8
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS El Dorado Ventures VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,126,264 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,126,264

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,126,264 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.64%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS El Dorado Technology ‘01, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,849 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,849

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	64,849 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.20%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS El Dorado Venture Partners VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,191,113* (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,191,113*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,191,113* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.85%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Includes 2,126,264 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 64,849 shares held by El Dorado Technology ‘01, L.P. (“EDT ‘01”). The Reporting Person is the general partner of EDV VI and EDT ‘01.

Page 4 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Charles Beeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		75,692*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,191,113** (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,692*

WITH:	8	SHARED DISPOSITIVE POWER

2,191,113**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,266,805* ** (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 75,692 shares which may be acquired within 60 days of December 31, 2010 upon exercise of options.
** Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of El Dorado Venture Partners VI, LLC (“EDVP VI”), the general partner of EDV VI and EDT ‘01.

Page 5 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Thomas Peterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,191,113* (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,191,113*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,191,113* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.85%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of EDVP VI, the general partner of EDV VI and EDT ‘01.

Page 6 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS M. Scott Irwin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,191,113* (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,191,113*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,191,113* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.85%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of EDVP VI, the general partner of EDV VI and EDT ‘01.

Page 7 of 11 Pages

Item 1.
(a)	Name of Issuer
Compellent Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices
7625 Smetana Lane Eden Prairie, MN 55344
Item 2.
(a)	Name of Person Filing
El Dorado Ventures VI, L.P. (“EDV VI”) El Dorado Technology ‘01, L.P. (“EDT ‘01”) El Dorado Venture Partners VI, LLC (“EDVP VI”) Charles Beeler Thomas Peterson M. Scott Irwin
(b)	Address of Principal Business Office or, if none, Residence
2440 Sand Hill Road, Ste. 200 Menlo Park, CA 94025
(c)	Citizenship
Entities:	EDV VI — California EDT ‘01 — California EDVP VI — California

Individuals:	Charles Beeler — United States Thomas Peterson — United States M. Scott Irwin — United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
20452A 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Page 8 of 11 Pages

Item 4.	Ownership
On December 12, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dell International L.L.C., a wholly-owned subsidiary of Dell Inc. (“Dell International”) and Dell Trinity Holdings Corp., a wholly-owned subsidiary of Dell International (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Dell International. In connection with the Merger Agreement, on December 12, 2010, EDV VI, EDT ‘01 and EDVP VI entered into Voting and Support Agreements (the “Support Agreements”) with Dell International. Under the terms of the Support Agreements, each of the above stockholders, among other things, has agreed to vote, and has irrevocably appointed Dell International as its proxy to vote, all outstanding shares of the Issuer’s common stock held by such stockholder at any meeting of (or action by written consent taken by) stockholders of the Issuer (1) in favor of the Merger and the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, (2) against any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Issuer under the Merger Agreement, and (3) against certain other transactions (other than the Merger), including, among others, (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries (other than the Merger), (ii) any reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries, (iii) any sale, lease, license or other transfer of a material portion of the rights or assets of the Issuer or any of its subsidiaries outside the ordinary course of business, (iv) any change in a majority of the board of directors of the Issuer, or (v) any action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions or actions contemplated by the Merger Agreement or the Support Agreements. On January 31, 2011, the Support Agreements were amended to clarify that the stockholders’ obligations under the Support Agreements with respect to the Merger Agreement shall apply to the Merger Agreement as it has been or may be amended from time to time. As a result of the Support Agreements, each of EDV VI, EDT ‘01 and EDVP VI will share voting power of its shares for the sole purposes set forth in the Support Agreements. A copy of the Form of Support Agreement is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 16, 2010. A copy of the Form of Amendment No. 1 to the Support Agreement is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

	EDV VI	EDT ‘01	EDVP VI(1)
(a) Beneficial Ownership	2,126,264	64,849	2,191,113
(b) Percentage of Class	6.64%	0.20%	6.85%
(c) Sole Voting Power	-0-	-0-	-0-
Shared Voting Power	2,126,264	64,849	2,191,113
Sole Dispositive Power	2,126,264	64,849	2,191,113
Shared Dispositive Power	-0-	-0-	-0-

	Charles	Thomas
	Beeler(2)(3)	Peterson(2)	M. Scott Irwin(2)
(a) Beneficial Ownership	2,266,805	2,191,113	2,191,113
(b) Percentage of Class	7.06%	6.85%	6.85%
(c) Sole Voting Power	75,692	-0-	-0-
Shared Voting Power	2,191,113	2,191,113	2,191,113
Sole Dispositive Power	75,692	-0-	-0-
Shared Dispositive Power	2,191,113	2,191,113	2,191,113

(1)	Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is the general partner of ED VI and EDT ‘01.

(2)	Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of EDVP VI, the general partner of EDV VI and EDT ‘01.

(3)	Includes 75,692 shares which may be acquired within 60 days of December 31, 2010 upon exercise of options.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Page 9 of 11 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

Page 10 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 9, 2011

EL DORADO VENTURES VI, L.P.		EL DORADO TECHNOLOGY ‘01, L.P.

By:	El Dorado Venture Partners VI, LLC its general partner	By:	El Dorado Venture Partners VI, LLC its general partner

By:	/s/ Charles Beeler	By:	/s/ Charles Beeler

	Managing Member		Managing Member

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ Charles Beeler

Managing Member

/s/ Charles Beeler
Charles Beeler

/s/ Thomas Peterson
Thomas Peterson

/s/ M. Scott Irwin
M. Scott Irwin

Page 11 of 11 Pages